

May 13, 2010

Via Facsimile (917) 777-2116 and U.S. Mail

Richard J. Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

RE: Vitacost.com, Inc.
Preliminary Proxy Statement
Filed May 11, 2010 by Great Hill Investors, LLC, Great Hill Equity Partners III,
    L.P., and Great Hill Equity Partners IV, L.P.
File No. 001-34468

Dear Mr. Grossman:

        We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

Cover Letter

1.   We note that neither the consent solicitation cover page nor the form of consent contains a clear indication that the subject company is Vitacost.com. Please revise each to include the name of the subject company.

2.   Please revise the cover page to list all participants.

3.   We note that in proposal 2 you address the possibility that the company may elect, appoint or designate new directors on or after May 11, 2010. Please provide us with your

analysis explaining why you do not believe that this proposal should be unbundled and presented as a separate proposal in accordance with Rule 14a-4(a)(3).

4.   Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your statement that you have ". . . little confidence that the Board, as currently comprised, has the . . . willingness to effectively oversee the Company's growth strategy or serve as an effective overseer of, and partner with, the Company's management . . ."

Reasons for the Consent Solicitation, page 6

5.   We note your statement that none of the current directors are or have recently been directors of a public company. We also note that two of the three the companies in whose board Mr. Gaffney served and which are listed in his biographical description are not public companies. Thus, please revise your disclosure with respect to each of your nominees to disclose the dates of board service of each company listed for each nominee and clarify, for each such company, whether it is a public company or not.

6.   On a related note, please provide supplemental support for your disclosure that each of your nominees has served on the board of "numerous" public and private companies, as the case may be.

7.   Please disclose whether or not you have any specific plans to achieve the goals listed in the first three bullet points under the caption "Plans for the Company."

Proposal 3 – Election of the Nominees, page 9

8.   We note your disclosure that you may introduce a substitute director nominee. Please confirm supplementally that should you identify or nominate a substitute nominee before the consents are sufficient to effect corporate action, you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

Certain Effects of the Consent Solicitation, page 12

9.   To the extent the information is available to you, please revise this section to quantify the payments due each executive following a change of control in the event the executive is terminated either without cause or for good reason.

Solicitation of Consents, page 18

10.   We note that you may employ various methods to solicit proxies, including in telephone, fax, e-mail, newspapers and other publications of general distribution, other electronic communication and personal solicitation. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. Also, tell us whether the solicitation by electronic communication will include any websites or chat rooms and, if so, provide us the names of those sites or chat rooms.

Closing Information

        You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

   •   each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all

Richard J. Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
May 13, 2010
Page 4

information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions